

October 23, 2015

Via E-mail
Mr. Michael R. MacDonald
Chief Executive Officer
DSW, Inc.
810 DSW Drive
Columbus, OH 43219

> **Re: DSW, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2015**
> **Filed on March 26, 2015**
> **File No. 001-32545**

Dear Mr. MacDonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2015
Notes to Consolidated Financial Statements, page F-8
Note 4. Significant Accounting Policies, page F-10

Sales and Revenue Recognition, page F-10

1.   We note that ABG supplies footwear to four other retailers, and that sales for these affiliated businesses are recognized net of returns and exclusive of sales tax. We further note that the net revenue earned under the Amended and Restated Supply Agreement (Exhibit 10.27) is split 80% to the Company and 20% to the other retailer. Please tell us how you account for the revenue earned under ABG's three leased partnerships and its retail partnership with Yellow Box; and provide an analysis that supports your accounting and cites the guidance that you follow. Also confirm that you will revise your disclosure in future filings to clarify ABG's revenue recognition policy under these arrangements and provide draft disclosure to be included in future filings.

Note 5. Related Party Transactions, page F-15

License Agreement with Town Shoes, page F-16

2.   We note your disclosure that Town Shoes pays the Company a royalty fee based on a percentage of net sales under the May 2014 licensing agreement. Please tell us how you account for the transactions under this licensing agreement with your equity investee and the accounting guidance that you follow. To the extent significant, also tell us how you considered quantifying the amount of revenue and/or earnings under these transactions, or the effect on period to period changes in revenue and/or earnings for fiscal year 2014 or the six months ended August 1, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or John Archfield, Staff Accountant, at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining